UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Xiaobai Maimai Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

98422P108

(CUSIP Number)

July 13, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 98422P108	SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Xiaobo An
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 98422P108	SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hexin Holding Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 98422P108	SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Xiaobai Maimai Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road, Chaoyang District, Beijing 100020, People's Republic of China

Item 2.
(a)

Name of Person Filing:
(1)              Xiaobo An (“Mr. An”)

(2)               Hexin Holding Limited (“Hexin Holding”)

Mr. An and Hexin Holding (collectively, the “Filing Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this amendment to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)

Address of Principal Business Office, or if none, Residence:

(1)              Mr. An: c/o Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road, Chaoyang District, Beijing 1000020, People’s Republic of China

(2)               Hexin Holding: NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

	(c)	Citizenship: (1) Mr. An: People’s Republic of China (2) Hexin Holding: British Virgin Islands
	(d)	Title of Class of Securities: Ordinary Shares
	(e)	CUSIP Number: 98422P108

Item 3.	If this statement is filed pursuant to Sections §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 98422P108	SCHEDULE 13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
		Percent	to vote or	vote or	direct the	to dispose or
Reporting	Amount beneficially	of	direct the	to direct	disposition	to direct the
Person(1)	owned	class(1)	vote	the vote	of(1)	disposition of
Mr. An	0	0%	0	0	0	0
Hexin Holding	0	0%	0	0	0	0

 Notes:

(1)     This percentage is based on 48,850,574 ordinary shares outstanding as of July 23, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities. On July 13, 2021, Hexin Holding sold 31,980,800 ordinary shares at a price of $1.59 per share, for a total sale price of $16,949,824. The number of ordinary shares deemed beneficially owned by Hexin Holding decreased from 31,980,800 to 0. The number of shares deemed to be beneficially owned Mr. An also decreased from 31,980,800 to 0 accordingly.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2021

/s/ Xiaobo An
Xiaobo An

Hexin Holding Limited

By:	/s/ Xiaobo An
Name: Xiaobo An
Title: Director

EXHIBITS INDEX

EXHIBIT NO.	EXHIBITS
A	Joint Filing Agreement